Exhibit 99.1

Scienjoy Becomes One of the First Live Streaming Platforms in Mainland China to Offer Non-Fungible Tokens (NFTs)

BEIJING, April 26, 2021 /PRNewswire/ -- Scienjoy Holding Corporation (“Scienjoy”, the “Company”) (NASDAQ: SJ), a leading live entertainment mobile streaming platform in China, today announced it has officially launched Non-Fungible Tokens (“NFTs”) on its live streaming platforms, making it one of the first live streaming platforms in mainland China to adopt the technology.

This announcement follows the Company’s strategic partnership with Snipp Interactive Inc., a global provider of digital marketing promotions, rebates, and loyalty solutions, to create a new loyalty and rewards system and explore enabling live streaming broadcasters to mint NFTs. NFTs are one-of-a-kind tokenized digital assets that are tracked by using blockchain, which provides a digital certificate of ownership, tracks purchase and trading of the asset, certifies a digital asset to be unique, and protects against duplication. This ownership tracking technology has allowed assets in the digital world to be bought and sold like any piece of physical property.

This new initiative lets broadcasters mint their own NFTs on Scienjoy’s platform, and lets users bid to purchase NFT mementos from their favorite broadcasters by using points earned from the new loyalty and rewards system. These custom souvenirs will include various popular accessories, skins, and other virtual objects that users and broadcasters will be able to wear and display in the Scienjoy virtual livestreaming worlds. NFTs will be minted as unique prizes for live streaming game competitions as a way to reward users, increase excitement and drive user engagement.

While NFTs can be used and displayed on Scienjoy’s platforms, tracking ownership and trading of the tokens will occur on OpenSea, a peer-to-peer NFT marketplace. Scienjoy will initially launch a series of 16 NFTs on OpenSea and launch further NFT series on other marketplaces. Users have long shown enthusiasm for unique accessories, prizes and skins for their Scienjoy profiles. The new NFT system will strengthen users’ ability to own and trade these souvenirs in an organized manner and increase the excitement around games on Scienjoy’s platforms. In addition to strengthening the relationships between broadcasters and their fans, this initiative will provide broadcasters with more monetization opportunities, augment broadcaster loyalty, and attract more new creative talent to Scienjoy’s platforms.

Users will be able to use and display their NFTs in Scienjoy’s game-embedded live streaming and fully immersive virtual reality worlds. Scienjoy will track users’ in-game status and achievements, save the items they’ve obtained such as skins, characters, and other tokens, and seamlessly transfer records of ownership and verify authenticity of in-game items in the ownership database OpenSea. In Scienjoy’s immersive virtual reality worlds, NFTs will also enable users to create, own, monetize and enjoy virtual properties and items, and to have complete control over such virtual assets.

Scienjoy has long been a pioneer in new forms of entertainment and new applications of technology in live streaming. Through big data, artificial intelligence (AI) and augmented reality (AR) technologies, Scienjoy has built fully immersive and gamified live streaming virtual reality worlds for users to explore. This VR-based immersive gaming experience has transformed the live streaming experience and connected users and broadcasters to not only share topics of interest, but also play games and interact within the virtual worlds. The Company launched three small-scale virtual reality worlds in 2020 and will roll out six complete virtual reality worlds in 2021. Adding NFTs is a further step in allowing users to customize their virtual environment and allowing broadcasters to create custom products for fans to stand out from other broadcasters.

“We are focused on continuous innovation and integrating cutting-edge technologies to our platform. We believe that using emerging technologies will not only bring gains to Scienjoy and our users but spur the whole industry to develop,” said Victor He, Chairman and Chief Executive Officer of Scienjoy. “NFT technology, when combined with our other core platform technologies of big data, AR and AI, will create new opportunities for monetization, explore future areas for growth and development, and ultimately help us bring greater value to our shareholders.”

About Scienjoy Holding Corporation

Founded in 2011, Scienjoy is a leading mobile live streaming platform in China, and its core mission is to build a live streaming service matrix that delivers pleasant experience to users. With approximately 250 million registered users, Scienjoy currently operates four brands of live streaming platforms, consisting of: Showself, Lehai, Haixiu, and BeeLive (including Mifeng, BeeLive Chinese version, and BeeLive International for international markets). Scienjoy adopts multi-platform operation strategies and is committed to providing high quality and value-added services for users with innovative thinking. Based on the in-depth understanding and research of the live streaming industry and user behavior, Scienjoy is devoted to building fully immersive virtual reality worlds in which the virtual world and the reality are integrated within the live streaming scenario, deeply integrating the industry through diversified live broadcasting scenarios, and empowering the industry by building a content-rich and vibrant Live Streaming Full Ecosystem. For more information, please visit http://ir.scienjoy.com/.

Safe Harbor Statement

Certain statements made in this release are “forward looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. When used in this press release, the words “estimates,” “projected,” “expects,” “anticipates,” “forecasts,” “plans,” “intends,” “believes,” “seeks,” “may,” “will,” “should,” “future,” “propose” and variations of these words or similar expressions (or the negative versions of such words or expressions) are intended to identify forward-looking statements. These forward-looking statements are not guarantees of future performance, conditions or results, and involve a number of known and unknown risks, uncertainties, assumptions and other important factors, many of which are outside the Company’s control, that could cause actual results or outcomes to differ materially from those discussed in the forward-looking statements. Important factors, among others, are: the ability to manage growth; ability to identify and integrate other future acquisitions; ability to obtain additional financing in the future to fund capital expenditures; fluctuations in general economic and business conditions; costs or other factors adversely affecting our profitability; litigation involving patents, intellectual property, and other matters; potential changes in the legislative and regulatory environment; a pandemic or epidemic. The forward-looking statements contained in this release are also subject to other risks and uncertainties, including those more fully described in the Company’s filings with the Securities and Exchange Commission (“SEC”) from time to time. The Company undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable law. Such information speaks only as of the date of this release.

Media Relations Contact
Greta Bradford
ICR Inc.
greta.bradford@icrinc.com
+86 178-8882-8731

Investor Relations Contacts
Ray Chen
VP, Investor relations
Scienjoy Holding Corporation
+86-010-64428188
ray.chen@scienjoy.com

Jack Wang
ICR Inc.
+1 (212) 537-9254
scienjoy.ir@icrinc.com

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